Exhibit 99.1

Danaos Corporation Announces Acquisition of Remaining Interests in Gemini Shipholdings Corporation

Athens, Greece, July 1, 2021 - Danaos Corporation (the "Company") (NYSE: DAC) today announced that it has exercised its option to acquire the remaining equity interests in its joint venture Gemini Shipholdings Corporation ("Gemini"). The purchase price for the 51% of Gemini not already owned by the Company is $86.7 million in cash, while the net cash outflow for the Company will be approximately $72.3 million, which is the purchase price net of $14.4 million of the Gemini cash balance on June 30, 2021.

Gemini owns a fleet of five containerships, with an aggregate capacity of 32,531 TEU, each of which is employed on a time charter. Contract coverage for the Gemini vessels stands at 100% for the next 12 months while the weighted average contract duration of the Gemini fleet is 3.8 years, weighted by contracted revenues.

Upon completion of the acquisition, the Company will own 100% of Gemini and consolidate Gemini within its financial results. The consolidation of Gemini will increase the Company's contracted revenue by approximately $160 million and the Company's contracted EBITDA by approximately $117 million in total. For the next 12 months, all of Gemini's vessels are employed on time charters and expected to contribute contracted EBITDA of $31 million through June 30, 2022. Gemini's total debt and net debt, which will be assumed and consolidated by the Company, was $45 million and $30.6 million, respectively, as of June 30, 2021.

Gemini has a solid credit and business profile with a Net Debt / NTM EBITDA ratio of 1x and strong contract coverage which provides significant stability and visibility.

Clarksons Platou Securities acted as financial advisor to an independent committee comprised solely of independent and disinterested members of the Company's Board of Directors, which approved the transaction.

About Danaos Corporation

Danaos Corporation is one of the largest independent owners of modern, large-size containerships. Our fleet of 65 containerships aggregating 403,793 TEUs, including the five vessels owned by Gemini Shipholdings Corporation, ranks Danaos among the largest containership charter owners in the world based on total TEU capacity. Our fleet is chartered to many of the world’s largest liner companies on fixed-rate charters. Danaos Corporation’s shares trade on the New York Stock Exchange under the symbol “DAC”.

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements reflect the current views of Danaos Corporation (including subsidiaries unless indicated or the context requires otherwise, the “Company,” “we,” “us,” and “our”) with respect to future events and financial performance and may include statements concerning our operations, cash flows, financial position, including with respect to vessel and other asset values, plans, objectives, goals, strategies, future events, performance or business prospects, changes and trends in our business and the markets in which we operate, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the impact of the novel coronavirus 2019 (“COVID-19”) pandemic and efforts throughout the world to contain its spread, including effects on global economic activity, demand for seaborne transportation of containerized cargo, the ability and willingness of charterers to fulfill their obligations to us, charter rates for containerships, shipyards performing scrubber installations, drydocking and repairs, changing vessel crews and availability of financing, the effects of its debt refinancing transactions, the Company’s ability to achieve the expected benefits of its refinancing transactions and comply with the terms of its credit facilities and other agreements entered into in connection with the such refinancing, the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, ability to obtain financing and comply with covenants in our financing arrangements, actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by Danaos Corporation with the U.S. Securities and Exchange Commission.

The forward-looking statements and information contained in this announcement are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

Company Contact:

Evangelos Chatzis	Iraklis Prokopakis
Chief Financial Officer	Senior Vice President and Chief Operating Officer
Danaos Corporation	Danaos Corporation
Athens, Greece	Athens, Greece
Tel.: +30 210 419 6480	Tel.: +30 210 419 6400
E-Mail: cfo@danaos.com	E-Mail: coo@danaos.com

Investor Relations and Financial Media

Rose & Company

New York

Tel. 212-359-2228

E-Mail: danaos@rosecoglobal.com

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